HYBRIDON, INC.
345 Vassar Street
Cambridge, Massachusetts 02139

NOTICE OF 2003 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 19, 2003

The 2003 Annual Meeting of the Stockholders of Hybridon, Inc. (the "Company") will be held on Thursday, June 19, 2003 at 10:00 a.m., local time, at the Hyatt Hotel, 575 Memorial Drive, Cambridge, Massachusetts (the "Annual Meeting"), for the purpose of considering and voting upon the following matters:

1. To elect two Class II Directors to the Board of Directors for the ensuing three years.

2. To approve amendments to the 1995 Director Stock Option Plan to increase the number of shares authorized for issuance thereunder from 400,000 shares to 800,000 shares and to increase the number of shares for which stock options are to be granted to non-employee directors thereunder.

3. To approve an amendment to the 1995 Employee Stock Purchase Plan to increase the number of shares authorized for issuance thereunder from 100,000 shares to 500,000 shares.

4. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors presently has no knowledge of any other business to be transacted at the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on Friday, April 25, 2003 as the record date for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

/s/   ROBERT G. ANDERSEN

ROBERT G. ANDERSEN, *Secretary*

Cambridge, Massachusetts
April 30, 2003

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

HYBRIDON, INC.

345 Vassar Street
Cambridge, Massachusetts 02139

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 19, 2003

This Proxy Statement and the enclosed form of proxy are being furnished by the Board of Directors of Hybridon, Inc. ("Hybridon" or the "Company") in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 19, 2003 at 10:00 a.m., local time, at the Hyatt Hotel, 575 Memorial Drive, Cambridge, Massachusetts or any adjournment or postponement of the Annual Meeting.

All shares represented by proxy will be voted in accordance with the instructions of the stockholder. If no instructions are provided, proxies will be voted in favor of the matters set forth in the accompanying Notice of Annual Meeting. A stockholder may revoke a proxy at any time before its exercise by delivery of a written revocation or a subsequently dated proxy to the Secretary of the Company or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not itself be deemed to revoke a proxy unless the stockholder gives affirmative notice at the Annual Meeting that the stockholder intends to revoke the proxy and vote in person.

The Notice of the Annual Meeting, this Proxy Statement, the enclosed proxy, the Company's 2002 Annual Report to Stockholders and the Company's Annual Report on Form 10-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission, without exhibits, are being mailed to stockholders on or about May 20, 2003. Exhibits to the Company's Annual Report on Form 10-K will be provided upon written request and payment of an appropriate processing fee. Please address all such requests to the Company, Attention: Investor Relations, 345 Vassar Street, Cambridge, Massachusetts 02139.

Voting Securities and Votes Required

On April 25, 2003, the record date for determination of stockholders entitled to notice of and to vote at the Annual Meeting, there were outstanding and entitled to vote 43,456,045 shares of the Company's common stock, $0.001 par value per share (the "Common Stock"). Each share of Common Stock entitles the holder to one vote on each of the matters to be considered at the Annual Meeting.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting shall be necessary to constitute a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock present in person or represented by executed proxies received by the Company will be counted for purposes of establishing a quorum at the Annual Meeting, regardless of how or whether such shares of Common Stock are voted.

The affirmative vote of the holders of a plurality of the votes cast by stockholders entitled to vote at the Annual Meeting is required for the election of directors. The affirmative vote of the holders of a majority of the Company's outstanding Common Stock present or represented and voting at the Annual Meeting is required for the approval of the amendments to the Company's 1995 Director Stock Option Plan and 1995 Employee Stock Purchase Plan.

Shares will not be counted as votes in favor of a matter, and will also not be counted as votes cast or shares voting on such matter, if the holder of the shares either withholds the authority to vote for a particular director nominee or nominees or abstains from voting on a particular matter or if the shares are held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter ("broker non-votes"). Accordingly, withheld shares, abstentions and broker non-votes will have no effect on the election of directors or on the votes on the amendments to the Company's 1995 Director Stock Option Plan and 1995 Employee Stock Purchase Plan.

Security Ownership of Certain Beneficial Owners and Management

On March 31, 2003, Hybridon had 43,456,045 shares of Common Stock issued and outstanding. The following table sets forth certain information about the beneficial ownership of Common Stock, as of that date, by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table set forth under the caption "Executive Compensation" below and (iv) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficial Ownership	Percentage of Common Stock Outstanding(1)
5% Stockholders		
Founders Financial Group, L.P.(2) .... 53 Forest Avenue Old Greenwich, CT 06870	4,082,431	8.8%
Michael A. Boyd(3) .... c/o Founders Financial Group, L.P. 53 Forest Avenue Old Greenwich, CT 06870	4,082,431	8.8%
General Motors Employees .... Domestic Group Trust(4) c/o General Motors Investment Management 767 Fifth Avenue New York, NY 10153	4,077,493	8.6%
Pecks Management Partners Ltd.(5) .... One Rockefeller Plaza New York, NY 10020	3,801,935	8.1%
Guardian Life Insurance Company of America(6) .... 201 Park Avenue South, 7A New York, NY 10003	3,788,265	8.0%

Name of Beneficial Owner	Number of Shares Beneficial Ownership	Percentage of Common Stock Outstanding(1)
Directors and Named Executive Officers		
Sudhir Agrawal, D. Phil(7)	4,603,659	9.6%
C. Keith Hartley(8)	4,288,199	9.3%
Stephen R. Seiler(9)	2,295,000	5.1%
Youssef El-Zein(10)	1,856,835	4.3%
Robert G. Andersen(11)	1,021,987	2.3%
Paul C. Zamecnik, M.D.(12)	981,989	2.3%
James B. Wyngaarden, M.D.(13)	669,923	1.5%
R. Russell Martin, M.D.(14)	456,955	1.0%
Anthony Georges Marcel	—	*
William S. Reardon	—	*
All directors and executive officers as a group (10 persons)(15)	16,174,547	29.6%

  *   Less than 1%

 (1) The number of shares beneficially owned by each person is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the stockholder has the sole or shared voting power or investment power and also any shares which the stockholder has the right to acquire within 60 days of March 31, 2003 through the conversion of any convertible security or the exercise of any stock option, warrant or other right. Unless otherwise indicated, each stockholder has sole investment and voting power (or shares such power with his spouse) with respect to the shares set forth in the table. The inclusion of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

 (2) Includes 642,192 shares of Common Stock issuable upon exercise of warrants and 2,195,341 shares of Common Stock issuable upon conversion of 93,302 shares of the Company's Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock").

 (3) Consists of the securities owned by Founders Financial Group, L.P. ("Founders") as set forth in the table above. Mr. Boyd is the sole director and shareholder of Michael A. Boyd, Inc., which is the general partner of Founders. Mr. Boyd may be considered a beneficial owner of the securities beneficially owned by Founders.

 (4) Includes of 492,783 shares of Common Stock issuable upon exercise of warrants and 3,481,012 shares of Common Stock issuable upon conversion of 147,943 shares of Series A Preferred Stock.

 (5) Consists of 208,895 shares of Common Stock issuable upon exercise of warrants and 3,593,040 shares of Common Stock issuable upon conversion of 152,704 shares of Series A Preferred Stock held by investment advisory clients of Pecks which clients would receive dividends and the proceeds from the sale of these shares.

 (6) Includes 353,316 shares of Common Stock issuable upon exercise of warrants and 3,317,765 shares of Common Stock issuable upon conversion of 141,005 shares of Series A Preferred Stock. Also includes 18,596 shares of Common Stock issuable upon exercise of warrants held by the Guardian Life Insurance Company of America Master Pension Trust and 98,588 shares of Common Stock issuable upon conversion of 4,190 shares of Series A Preferred Stock held by the Guardian Life Insurance Company of America Master Pension Trust.

 (7) Includes 4,481,499 shares subject to outstanding stock options

 (8) Includes 35,000 shares of Common Stock subject to outstanding stock options held by Mr. Hartley. Also includes the securities owned by Founders as set forth in the table above. Mr. Hartley is an affiliate of Founders and may be considered a beneficial owner of the securities owned by Founders.

 (9) Includes 1,785,000 shares subject to outstanding stock options.

(10) Includes 33,000 shares subject to outstanding stock options.

(11) Includes 965,416 shares subject to outstanding stock options.

(12) Includes 207,200 shares subject to outstanding stock options.

(13) Includes 536,000 shares subject to outstanding stock options.

(14) Includes 366,205 shares subject to outstanding stock options.

(15) Includes 8,409,320 shares subject to outstanding stock options held by the directors and executive officers. Also includes the securities owned by Founders as set forth in the table above.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company's Board of Directors is divided into three classes and currently consists of three Class I Directors (C. Keith Hartley, William S. Reardon and Dr. Georges Anthony Marcel), two Class II Directors (Dr. James B. Wyngaarden and Dr. Paul C. Zamecnik) and three Class III Directors (Dr. Sudhir Agrawal, Youssef El-Zein and Stephen R. Seiler). The terms of the three classes are staggered so that one class is elected each year. Members of each class are elected for three-year terms.

Pursuant to the terms of the exchange agreement entered into by the Company in May 1998 in connection with the exchange by the Company of Series A Preferred Stock and warrants for 9% Convertible Subordinated Notes due 2004 (the "9% Note Exchange"), the Company agreed that for as long as at least 50% of the Series A Preferred Stock initially issued in the 9% Note Exchange remains outstanding, the holders of such Series A Preferred Stock are entitled to designate one member for nomination to the Board of Directors of Hybridon, provided that such nominee is reasonably acceptable to Hybridon. C. Keith Hartley serves on the Board of Directors as a representative of the holders of the Series A Preferred Stock.

The Board of Directors has nominated Dr. James B. Wyngaarden and Dr. Paul C. Zamecnik for election as Class II Directors. The persons named in the enclosed proxy card will vote to elect Dr. Wyngaarden and Dr. Zamecnik as Class II Directors, unless the proxy card is marked otherwise. The proxy card may not be voted for more than two directors. Each Class II Director will be elected to hold office until the 2006 Annual Meeting of Stockholders and until his successor is elected and qualified. Each of the nominees is presently a director, and each has indicated a willingness to serve as director, if elected. If a nominee becomes unable or unwilling to serve, however, the persons acting under the proxy may vote for substitute nominees selected by the Board of Directors. **The Board of Directors recommends that the stockholders vote for the election of Dr. Wyngaarden and Dr. Zamecnik as Class II Directors.**

Set forth below are the names of each member of the board of directors, including each of the nominees, the year in which each first became a director, their ages as of March 31, 2003, their positions and offices with the Company, their principal occupations and business experience during the past five years and the names of other public companies for which they serve as a director.

Nominees for Class II Directors — Terms to Expire in 2006

Dr. James B. Wyngaarden   **Director since 1990**

Dr. James B. Wyngaarden, age 78, has been Chairman of the Company's Board of Directors since February 2000 and was Vice Chairman from February 1997 to February 2000. Dr. Wyngaarden is a principal in the Washington Advisory Group LLC, a consulting firm, which he founded in 1996. He was Senior Associate Dean, International Affairs at the University of Pennsylvania Medical School from 1995 to 1997. Dr. Wyngaarden was Foreign Secretary of the National Academy of Sciences and the Institute of Medicine from 1990 to 1994. He was Director of the Human Genome Organization from 1990 to 1991 and a council member from 1990 to 1993. Dr. Wyngaarden was Director of the National Institutes of Health from 1982 to 1989, and Associate Director for Lifesciences, Office of Science and Technology Policy in the Executive Office of the President, the White House, from 1989 to 1990. He is also a member of the Board of Directors of Human Genome Sciences, Inc., a genomics and biopharmaceutical company, and Genaera Corporation, a biopharmaceutical company, and the author of approximately 250 scientific publications.

Dr. Paul C. Zamecnik   **Director since 1990**

Dr. Paul C. Zamecnik, age 90, has been Collis P. Huntington Professor of Oncologic Medicine Emeritus at the Harvard Medical School since 1979. Dr. Zamecnik is also a Senior Scientist and Honorary Physician at Massachusetts General Hospital in Boston. He was Principal Scientist at the Worcester Foundation for Biomedical Research, Inc., a biomedical research institution, from 1979 to 1996. Dr. Zamecnik received the National Medal of Science in 1991, the City of Medicine Award in 1995 and the Lasker Award for Special Achievement in Medical Science in 1996.

Continuing Members of the Board of Directors

Class I Directors — Terms to Expire in 2005

C. Keith Hartley   **Director since 2000**

C. Keith Hartley, age 60, has been President of Hartley Capital Advisors, a financial consulting firm since June 2000. Mr. Hartley was Managing Partner of Forum Capital Markets LLC, an investment banking firm, from August 1995 to May 2000. Mr. Hartley also serves as a director of Universal Display Corporation, a developer of flat panel displays.

William S. Reardon, CPA   **Director since 2002**

William S. Reardon, age 56, was an audit partner at PricewaterhouseCoopers LLP, where he led the Life Science Industry Practice for New England and the Eastern United States from 1986 until his retirement from the firm in July 2002. Mr. Reardon served on the Board of the Emerging Companies Section of the Biotechnology Industry Organization from June 1998 to June 2000 and the Board of Directors of the Massachusetts Biotechnology Council from April 2000 to April 2002. He also serves as a director of Genome Therapeutics Corp., a biopharmaceutical company.

Dr. Georges Anthony Marcel   **Director since 2002**

Dr. Georges Anthony Marcel, age 62, has been President of TMC Development, a biotechnology consulting firm since 1992. Dr. Marcel was President and Chief Executive Officer of the French subsidiary of Amgen, Inc., a biopharmaceutical company, from 1990 to 1992, and Chief Executive Officer of Laboratoires Roussel, a biopharmaceutical company, from 1983 to 1986. Dr. Marcel is a member of the Gene Therapy Committee of the French Medicines Agency, which is the equivalent of the FDA. He is also a member of the Board of St. Honore Vie et Sante, a health care investment fund of the Rothschild Group; a member of the Board of the French Genopole Premier Jour, an entity sponsored by the French government to provide seed capital to emerging biotechnology companies; and a member of the Board of Pharmos Corporation, a biopharmaceutical company.

Class III Directors — Terms to Expire in 2004

Dr. Sudhir Agrawal   **Director since 1993**

Dr. Sudhir Agrawal, age 49, joined the Company in 1990 and has been the Company's Chief Scientific Officer since January 1993, and President since February 2000. Prior to his appointment as Chief Scientific Officer, Dr. Agrawal served as Principal Research Scientist from February 1990 to January 1993 and as Vice President of Discovery from December 1991 to January 1993. He also served as Acting Chief Executive Officer from February 2000 until September 2001. Prior to joining the Company, Dr. Agrawal served as a Foundation Scholar at the Worcester Foundation for Biomedical Research from 1987 to 1991 and served as a Research Associate at Medical Research Council's Laboratory of Molecular Biology in Cambridge, England from 1985 to 1986, studying synthetic oligonucleotides. He is a member of the editorial board of *Antisense Research & Development Journal, Trends in Molecular Medicine, Investigational Drug Journal* and *Current Cancer Drug Targets,* and is associate editor of *Molecular Biotechnology*.

Youssef El-Zein   **Director since 1992**

Youssef El-Zein, age 54, has been Vice Chairman of the Company's Board of Directors since February 1997. Mr. El-Zein has been Chairman and Chief Executive Officer of Pillar S.A., a private investment and management consulting firm, since 1991 and Chairman of the WorldCare Group, a telemedicine and insurance company, since 1993.

Stephen R. Seiler   **Director since 2001**

Stephen R. Seiler, age 46, has been Chief Executive Officer of the Company since September 2001. Mr. Seiler was Executive Vice President, Planning, Investment & Development at Elan Corporation, plc from 1995 to June 2001. He worked as an investment banker at Paribas Capital Markets in both London and New York from 1991 to 1995 where he was founder and head of Paribas's pharmaceutical investment banking group.

Board of Directors and Committee Meetings

The Board of Directors held seven meetings in 2002 in person, by teleconference or by written action. Each of the directors participated in at least 75% of the meetings of the Board of Directors and of the committees of the Board of Directors on which he served in 2002.

The Board of Directors has a standing Audit Committee. The Audit Committee's primary functions are to assist the Board in monitoring the integrity of the Company's financial statements, the Company's systems of internal control, and the appointment, independence and performance of the Company's independent auditors. The Audit Committee is responsible for pre-approving any engagements of the Company's independent auditors for non-audit services. The Audit Committee also reviews and approves related party transactions, including transactions with affiliates of directors of the Company. The Audit Committee held five meetings during 2002. The current members of the Audit Committee are Dr. Wyngaarden and Messrs. Reardon and Hartley. Mr. Reardon is the Chairman of the Audit Committee.

The Board of Directors also has a standing Compensation Committee of the Board of Directors that is responsible for establishing compensation policies with respect to the Company's executive officers. The Compensation Committee also administers the Company's stock incentive plans. In 2002, the Compensation Committee held one meeting. The current members of the Compensation Committee are Dr. Wyngaarden and Messrs. Reardon and Hartley.

The Board of Directors also has a standing Executive Committee of the Board of Directors to act on routine matters without having to convene special meetings of the full board. In 2002, the Executive Committee held six meetings. The current members of the Executive Committee are Drs. Wyngaarden and Agrawal and Messrs. Seiler and El-Zein.

The Board of Directors does not have a standing nominating committee. The Board of Directors as a whole performs the functions customarily delegated to a nominating committee and entertains nominations to the Board of Directors from any Board member. From time to time in the past, the Board of Directors has established special nominating committees to identify and propose potential new Board members.

Director Compensation

In 2002, members of the Board of Directors who were not employees of the Company were paid $1,500 for personal attendance and $500 for telephonic attendance at Board of Directors and committee meetings. All of the directors were reimbursed for their expenses incurred in connection with their attendance at Board of Directors and committee meetings. On February 4, 2003, the Company issued Dr. Wyngaarden, the Company's Chairman of the Board, 20,000 shares of Common Stock in lieu of $15,000 in meeting fees owed by the Company to Dr. Wyngaarden.

In addition to meeting fees, the Company paid the Chairman of the Board an annual retainer of $60,000, which payment was made in quarterly installments.

The Company also paid Dr. Zamecnik $20,000 for consulting services provided by Dr. Zamecnik in 2002 and expects to pay Dr. Zamecnik $20,000 in 2003 for such services.

Each non-employee director of the Company receives stock options under Hybridon's 1995 Director Stock Option Plan. The 1995 Director Stock Option Plan provides for the grant of options to purchase 5,000 shares of Common Stock to each non-employee director upon his or her initial election to the Board of Directors and for automatic annual grants of options to purchase an additional 5,000 shares of Common Stock on May 1 of each year. All options are granted with exercise prices equal to the fair market value of the Common Stock on the date of grant. All options vest on the first anniversary of the date of grant or, in the case of options granted automatically each year, on April 30 of the year following the date of the grant. The vesting of all options granted under the 1995 Director Stock Option Plan will be automatically accelerated upon the occurrence of a change in control of the Company, as defined in the 1995 Director Stock Option Plan.

Since January 1, 2002, the Company has granted the following stock options to its directors:

- On May 1, 2002, Arthur W. Berry, Camille Chebeir, Youssef El-Zein, C. Keith Hartley, Nasser Menhall, Dr. James B. Wyngaarden and Dr. Paul C. Zamecnik, the non-employee directors at the time, each received options to purchase 5,000 shares of Common Stock under the 1995 Director Stock Option Plan at an exercise price of $1.42 per share. Messrs. Berry, Chebeir and Menhall have since resigned from the Company's Board of Directors.

- On December 13, 2002, in connection with their initial election to the Board of Directors Dr. Marcel and Mr. Reardon each received options to purchase 5,000 shares of Common Stock under the 1995 Director Stock Option Plan at an exercise price of $0.82 per share.

- On March 13, 2003, Mr. Hartley, Dr. Marcel and Mr. Reardon each received additional options to purchase 20,000 shares of Common Stock under the 1997 Stock Incentive Plan at an exercise price of $0.79 per share.

- On April 1, 2003, each of the non-employee directors was granted options to purchase 3,750 shares of Common Stock under the 1997 Stock Incentive Plan at an exercise price of $0.70 per share.

All of these options were granted at an exercise price equal to the fair market value of the Common Stock on the date of grant. Except for the March 13, 2003 grants, all of these options vest in full on the first anniversary of the date of grant. The March 13, 2003 grants to Dr. Marcel and Mr. Reardon vest in full on December 13, 2003, and the March 13, 2003 grant to Mr. Hartley was fully vested upon grant.

During the second half of 2002, the Board of Directors reviewed the compensation the Company pays to its non-employee directors. The Board compared the Company's Board compensation to compensation paid to non-employee directors of comparable public companies in similar businesses. Based on this review, the Board approved an increase in the compensation paid to the Company's non-employee directors effective January 1, 2003. Under this new compensation program,

- the Chairman of the Board receives an annual retainer of $60,000 payable in quarterly installments;

- the Chairman of the Audit Committee receives an annual retainer of $15,000 payable in quarterly installments;

- each other member of the Board of Directors who is not an employee of the Company receives an annual retainer of $10,000 payable in quarterly installments;

- each non-employee director also receives $1,250 for personal attendance and $500 for telephonic attendance at the Board of Directors and committee meetings; and

- each director is reimbursed for his expenses incurred in connection with his attendance at Board of Directors and committee meetings.

Beginning with the second quarter of 2003, non-employee directors may elect to receive their fees in cash or in a number of shares of Common Stock determined by dividing the fees to which they are entitled by 85% of the fair market value of the Company's Common Stock on the date of issuance.

In addition in March 2003, the Board of Directors voted to amend the 1995 Director Stock Option Plan, subject to stockholder approval, to:

- increase the number of shares of Common Stock authorized for issuance under the 1995 Director Stock Option Plan from 400,000 shares to 800,000 shares;

- provide that each non-employee director will receive a grant of an option to purchase 3,750 shares of Common Stock on the first day of each calendar quarter, instead of an option to purchase 5,000 shares of Common Stock on May 1 of each year as is currently provided; and

- increase the number of shares covered by the stock option granted to a non-employee director upon his or her election to the Board from 5,000 shares of Common Stock, as is currently provided, to 25,000 shares of Common Stock.

Certain Transactions

Since January 1, 2002, Hybridon has entered into or has been engaged in the following transactions with the following Hybridon directors, officers and stockholders who beneficially owned more than 5% of the outstanding Common Stock of Hybridon at the time of these transactions, as well as affiliates or immediate family members of those directors, officers and stockholders. Hybridon believes that the terms of the transactions described below were no less favorable than Hybridon could have obtained from unaffiliated third parties.

8% Convertible Notes

Founders Financial Group, a 5% stockholder, held 8% convertible notes in the aggregate principal amount plus accrued interest of $315,582 on November 30, 2002. The Company originally issued these 8% convertible notes in December 1999. The principal amount of the notes included $49,284 in interest paid by the Company to Founders through the issuance of additional 8% convertible notes between April 1, 2000 and October 1, 2002. Upon maturity on November 30, 2002, Founders converted $31,582 of principal and accrued interest of the 8% convertible notes into 52,637 shares of common stock. The Company paid the remaining $284,000 of principal and accrued interest in cash.

Pillar Consulting Fees

In 2002, Pillar S.A. provided consulting services to the Company relating to investor relations and securing employment contracts with the Company's management team. Youssef El-Zein, a Class II director of the Company, is the Chief Executive Officer of Pillar S.A. In consideration for such services, the Company paid $98,500 in cash to Pillar. During the first quarter of 2003, the Company paid $145,000 to Pillar S.A. for consulting services related to the Company's repurchase of its Common Stock and investor relations activities.

TMC Development

On September 1, 2002, the Company entered into an agreement with TMC Development to provide consulting, advisory and related services to Hybridon. Dr. Marcel, a Class I director of the Company, is the President and principal stockholder of TMC Development. From September 1, 2002 through December 31, 2002, the Company paid TMC Development $56,887 for consulting services provided to the Company under the agreement. During the first quarter of 2003, the Company paid TMC Development $15,937 for consulting services provided to the Company under the agreement.

Executive Compensation

The following table sets forth the compensation for the Chief Executive Officer of the Company and the three other executive officers of the Company (collectively, the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position		**Salary($)**	**Bonus($)**	**Other Annual Compensation($)**	**Securities Underlying Options(#)**	**All Other Compensation(1) ($)**
Stephen R. Seiler(2)	2002	$360,000	$ —	$14,376(3)	350,000	$64,086
Chief Executive Officer	2001	120,000	—	4,249(3)	3,640,000	6,553
Sudhir Agrawal, D. Phil	2002	360,000	100,000	64,624(5)	—	47,039
President and Chief	2001	345,000	300,000(4)	63,750(5)	5,141,737	35,712
Scientific Officer	2000	293,750	—	53,500(5)	500,000	34,096
Robert G. Andersen	2002	258,000	60,000	13,294(3)	—	18,400
Chief Financial Officer,	2001	251,000	172,500(4)	11,549(3)	400,000	11,043
Vice President of Operations, Treasurer and Secretary	2000	225,625	—	10,640(3)	450,000	14,096
R. Russell Martin, M.D.	2002	250,250	15,000	13,212(3)	—	16,569
Senior Vice President	2001	250,250	—	17,172(3)	50,000	11,988
of Drug Development	2000	230,876	—	12,808(3)	—	12,578

(1) All Other Compensation represents compensation paid for the surrender of unused vacation days and 401(k) employer contributions in the applicable year with the exception of Mr. Seiler. The amount set forth for Mr. Seiler under All Other Compensation consists of:

	2002	**2001**
Relocation benefits	$45,894	$6,553
401(k) employer contributions	5,500	—
Compensation paid for the surrender of unused vacation days	12,692	—
Total	$64,086	$6,553

(2) Mr. Seiler joined the Company as Chief Executive Officer in September 2001.

(3) Represents premiums paid by the Company for life, disability and health insurance in the applicable year.

(4) Represents bonus paid in cash and in stock valued at $0.5625 per share, the fair market value on the date the bonus was awarded, as follows:

Name	**Paid in Cash**	**Value Paid in Stock**	**No. of Shares Received**
Sudhir Agrawal, D. Phil	$200,000	$100,000	94,400
Robert G. Andersen	115,000	57,500	63,071

The number of shares of Common Stock received by each of Dr. Agrawal and Mr. Andersen was reduced by a number of shares of Common Stock having a value equal to the amount of the required withholding taxes paid by the Company with respect to the issuance of such shares.

(5) Other Annual Compensation paid to Dr. Agrawal consists of:

	2002	2001	2000
Cash paid in lieu of employee benefits pursuant to Dr. Agrawal's employment agreement	$50,000	$52,337	$44,475
Premiums paid by the Company for life, disability and health insurance in the applicable year	14,624	11,413	9,025
Total	$64,624	$63,750	$53,500

2002 Option Grants

The following table sets forth certain information concerning grants of stock options made during fiscal 2002 to Mr. Seiler. None of the other Named Executive Officers were granted options in 2002:

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term($)(2)		
Name	Number of Securities Underlying Option Grants(#)	Percent of Total Options Granted to Employees in Fiscal Year(%)(1)	Exercise Price Per Share($)	Expiration Date	0%	5%	10%
Stephen R. Seiler(3)	350,000	47%	$0.78	12/12/12	—	$171,688	$435,092

(1) The percentage of total options granted to employees in 2002 is calculated based on options granted to employees under the Company's 1995 Stock Option Plan and 1997 Stock Incentive Plan.

(2) The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. The value is based on assumed rates of stock appreciation of 0%, 5% and 10% compounded annually from the date the options were granted until their expiration date. These numbers are calculated based on the requirements of the SEC and do not represent an estimate or projection of the future price of the Company's common stock. The gains shown are net of the option exercise price, but do not reflect taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Company's common stock and overall stock market conditions. The amounts reflected in the above table may not necessarily be achieved.

(3) The options to purchase shares of Common Stock granted to Mr. Seiler were fully vested upon grant.

Aggregate Option Exercises in 2002 and Fiscal Year-End Option Values

The following table sets forth certain information concerning options exercised by Named Executive Officers in 2002 and the number and value of unexercised options held by each of the Named Executive Officers on December 31, 2002.

Aggregate Option Exercises in 2002 and Fiscal Year-End Option Values

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Stephen R. Seiler	—	$ —	1,627,500	2,362,500	$ —	$ —
Sudhir Agrawal, D. Phil ...	10,000	11,600	4,340,000	2,410,000	400,403	89,375
Robert G. Andersen	—	—	893,444	207,011	81,605	23,485
R. Russell Martin, M.D. ..	—	—	359,955	34,375	70,624	5,117

(1) The closing price for the Common Stock as reported by OTC Bulletin Board on December 31, 2002 was $0.70. Value is calculated on the basis of the difference between the option exercise price and $0.70, multiplied by the number of shares of Common Stock underlying the option.

Employment Agreements, Termination of Employment and Change in Control Arrangements

Hybridon is a party to an employment agreement with Mr. Seiler for a term commencing on September 1, 2001 and ending on September 1, 2006. Under this agreement, Mr. Seiler serves as Chief Executive Officer of the Company and is entitled to receive an annual base salary of $360,000. Mr. Seiler is also entitled to receive an annual bonus as determined by the Board. If Mr. Seiler's employment is terminated by the Company without cause or by him for good reason, Hybridon will continue to pay Mr. Seiler his annual base salary for a period ending upon the earlier of (i) the date 24 months following such termination and (ii) September 1, 2006, and Hybridon will pay any accrued bonus through the date of termination. If, after a change of control of the Company, Mr. Seiler terminates his employment for any reason within 13 months of the change of control, the Company will pay to Mr. Seiler a lump sum cash payment equal to the lesser of (a) two times Mr. Seiler's annual base salary at the time of termination and (b) the product of Mr. Seiler's annual base salary at the time of termination multiplied by the number of years (or portion thereof) remaining in the employment period under the agreement, and continue to provide Mr. Seiler with his benefits until the earlier of the date 24 months following the date of termination and the expiration of the employment period under the agreement. Mr. Seiler has agreed that during his employment with the Company and for a one-year period thereafter, he will not hire or attempt to hire any employee of the Company or compete with the Company.

In connection with entering into his employment agreement, the Company granted to Mr. Seiler options to purchase 3,150,000 shares of Common Stock at an exercise price of $0.84 per share and options to purchase 490,000 shares of Common Stock at an exercise price of $0.71 per share. In addition, Mr. Seiler purchased 510,000 shares of Common Stock at a purchase price of $0.84 per share. If Mr. Seiler's employment is terminated by the Company without cause or by Mr. Seiler for good reason, Mr. Seiler's options will vest as of the date of termination to the extent such options would have vested during the following 36 months (or portion thereof) remaining in the employment period.

Hybridon is a party to an employment agreement with Dr. Agrawal for a term commencing on April 1, 2002 and ending on April 1, 2007. Under this agreement, Dr. Agrawal serves as the Company's President and Chief Scientific Officer and is entitled to receive an annual base salary of $360,000. Dr. Agrawal is also entitled to receive an annual bonus as determined by the Board. The Company has agreed that if the Company pays or contributes less than $50,000 for specified employee benefits for Dr. Agrawal during any calendar year, the Company will pay Dr. Agrawal the difference between the actual amounts paid or contributed and

$50,000. If Dr. Agrawal's employment is terminated by the Company without cause or by him for good reason, Hybridon will continue to pay Dr. Agrawal his annual base salary and provide Dr. Agrawal with his benefits for a period ending upon the earlier of (i) the date 24 months following such termination and (ii) April 1, 2007, and Hybridon will pay any accrued bonus through the date of termination. If, after a change of control of the Company, Dr. Agrawal terminates his employment for any reason within 13 months of the change of control, the Company will pay to Dr. Agrawal a lump sum cash payment equal to the lesser of (a) two times Dr. Agrawal's annual base salary at the time of termination and (b) the product of Dr. Agrawal's annual base salary at the time of termination multiplied by the number of years (or portion thereof) remaining in the employment period under the agreement, and continue to provide Dr. Agrawal with his benefits until the earlier of the date 24 months following the date of termination and the expiration of the employment period under the agreement. Dr. Agrawal has agreed that during his employment with the Company and for a one-year period thereafter, he will not hire or attempt to hire any employee of the Company or compete with the Company. If Dr. Agrawal's employment is terminated by the Company without cause or by Dr. Agrawal for good reason, Dr. Agrawal's options will vest as of the date of termination to the extent such options would have vested during the following 36 months (or portion thereof remaining in the employment period).

Hybridon is a party to an employment agreement with Mr. Andersen for a term commencing on April 1, 2002 and ending on April 1, 2006. Under this agreement, Mr. Andersen serves as the Company's Chief Financial Officer and Vice President of Operations and is entitled to receive an annual base salary of $258,000. Mr. Andersen is also entitled to receive an annual bonus as determined by the Board. If Mr. Andersen's employment is terminated by the Company without cause or by him for good reason, Hybridon will continue to pay Mr. Andersen his annual base salary and provide Mr. Andersen with his benefits for a period ending upon the earlier of (i) the date 24 months following such termination and (ii) April 1, 2006, but in no event for a period of less than 12 months, and Hybridon will pay any accrued bonus through the date of termination. If, after a change of control of the Company, Mr. Andersen terminates his employment for any reason within 13 months of the change of control, the Company will pay to Mr. Andersen a lump sum cash payment equal to the lesser of (a) two times Mr. Andersen's annual base salary at the time of termination and (b) the product of Mr. Andersen's annual base salary at the time of termination multiplied by the number of years (or portion thereof) remaining in the employment period under the agreement, and continue to provide Mr. Andersen with his benefits until the earlier of the date 24 months following the date of termination and the expiration of the employment period under the agreement. Mr. Andersen has agreed that during his employment with the Company and for a one-year period thereafter, he will not hire or attempt to hire any employee of the Company or compete with the Company. If Mr. Andersen's employment is terminated by the Company without cause or by Mr. Andersen for good reason, Mr. Andersen's options will vest as of the date of termination to the extent such options would have vested during the following 36 months (or portion thereof remaining in the employment period).

Dr. Martin has an employment agreement which provides that in the event his employment is terminated by Hybridon without cause or by him for good cause, Hybridon will continue to pay him, during the six-month period following termination, a monthly amount equal to one-twelfth of the sum of his annual base salary as of the date of termination and the average annual bonus paid to him during the three years preceding termination. These payments may continue for up to an additional six months beyond the initial six-month severance period until he has found other employment. Hybridon will also continue his benefits for such period, subject to earlier termination under specified circumstances.

All options granted to Mr. Seiler, Dr. Agrawal, Mr. Andersen and Dr. Martin will become fully exercisable upon a change of control of Hybridon.

Report of the Compensation Committee on Executive Compensation

The Company's Compensation Committee is responsible for establishing compensation policies with respect to the Company's executive officers, including the Chief Executive Officer and the other executive officers named in the Summary Compensation Table, and setting the compensation for these individuals.

The Compensation Committee seeks to achieve three broad goals in connection with the Company's executive compensation programs and decisions regarding individual compensation. First, the Compensation Committee structures executive compensation programs in a manner that it believes will enable the Company to attract and retain key executives. In order to ensure continuity of certain key members of management, the Board of Directors has in some instances approved multi-year employment contracts for its executives. Second, the Compensation Committee establishes compensation programs that are designed to reward executives for the achievement of business objectives of the Company and/or the individual executive's particular area of responsibility. By linking compensation in part to achievement, the Compensation Committee believes that a performance-oriented environment is created for the Company's executives. Finally, the Company's executive compensation programs are intended to provide executives with an equity interest in the Company so as to link a portion of the compensation of the Company's executives with the performance of the Company's Common Stock.

The compensation programs for the Company's executives established by the Compensation Committee generally consist of three elements based upon the foregoing objectives: base salary; cash bonuses; and a stock-based equity incentive in the form of participation in the Company's stock incentive plans.

Base Salary. In establishing base salaries for the executive officers, including the Chief Executive Officer, the Compensation Committee monitors salaries at other companies, particularly those that are in the same industry as the Company or related industries and/or located in the same general geographic area as the Company, considers historic salary levels of the individual and the nature of the individual's responsibilities and compares the individual's base salary with those of other executives at the Company. The Compensation Committee also considers the challenges involved in retaining first-rate managerial and scientific personnel in the science of DNA because of the new nature of this technology. To the extent determined to be appropriate, the Compensation Committee also considers general economic conditions, the Company's financial performance and the individual's performance. The Board of Directors' determinations of Dr. Agrawal's, Mr. Andersen's and Mr. Seiler's annual base salaries are subject to minimum base salaries specified in their employment agreements.

Performance Bonuses. The Compensation Committee generally structures cash bonuses by linking them to the achievement of specified Company and/or business unit performance objectives. The amount of the bonus paid, if any, varies among the executive officers and key managers depending on their success in achieving individual performance goals and their contribution to the achievement of corporate performance goals. The Compensation Committee reviews and assesses corporate goals and individual performance by executive officers. Corporate performance criteria that are considered by the Compensation Committee include performance with respect to development milestones, business development objectives, commercialization goals and other measures of financial performance, including stock price appreciation. In 2002, the Compensation Committee granted cash bonuses for services rendered in 2002 to each of the executive officers other than Mr. Seiler, who was granted stock options in lieu of a bonus. In granting these bonuses the Compensation Committee considered a variety of factors, including the achievement of corporate goals and the individual performance of executive officers.

Stock-based Equity Incentives. The Compensation Committee uses stock options as a significant element of the compensation package of the Company's executive officers because they provide an incentive for executives to maximize stockholder value and because they reward the executives only to the extent that stockholders also benefit. The timing and amounts of such grants depends upon a number of factors, including new hires of executives, the executives' current stock and option holdings and such other factors as the Compensation Committee deems relevant. When granting stock options, it has generally been the policy of the Compensation Committee to fix the exercise price of such options at 100% of the fair market value of the Common Stock on the date of grant. The Company did not grant stock options to any executive officer of the Company other than Mr. Seiler in 2002.

2002 Compensation for Mr. Seiler. Mr. Seiler's base salary compensation for 2002 was fixed pursuant to the terms of the employment agreement entered into between the Company and Mr. Seiler when he joined the Company in September 2001. Under the terms of his employment agreement, Mr. Seiler's annual base salary

was $360,000 in 2002. He was granted stock options to purchase an aggregate of 350,000 shares of Common Stock in 2002. In deciding to award Mr. Seiler additional stock options, the Compensation Committee considered Mr. Seiler's overall compensation package, the past option grants awarded to him, the leadership role that Mr. Seiler has played in the Company's accomplishments in the areas of business development and on the other factors considered by the Compensation Committee in granting bonuses and stock options as described above.

For 2003, Mr. Seiler will receive an annual base salary of $360,000 and will be eligible for cash bonuses and stock option grants. The amount of these bonuses, if any, and the size of the stock option grants, if any, will be based in part on the Company's performance against goals established by the Compensation Committee, on Mr. Seiler's performance against individual goals established by the Compensation Committee and on the other factors considered by the Compensation Committee in granting bonuses and stock options as described above.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if specified requirements are met. The Company generally intends to structure and to administer its stock option plans in a manner intended to comply with the performance-based exception to Section 162(m). Nevertheless, there can be no assurance that compensation attributable to future awards granted under its plans will be treated as qualified performance-based compensation under Section 162(m). Compensation attributable to certain awards previously granted under its plans and to certain awards that were not granted under its plans will not qualify as performance-based compensation and therefore will be subject to the limit.


COMPENSATION COMMITTEE

C. Keith Hartley
William S. Reardon
James B. Wyngaarden


Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Hartley and Reardon and Dr. Wyngaarden. Mr. Hartley joined the Compensation Committee in December 2002, and Mr. Reardon joined the Compensation Committee in March 2003. Arthur W. Berry served as a member of the Compensation Committee until December 2002, and Mr. El-Zein served on the Compensation Committee until March 2003. No member of the Company's Compensation Committee was at any time during 2002, or was formerly, an officer or employee of the Company. Pillar S.A., an affiliate of Mr. El-Zein, was compensated for non-director services in 2002 and the first quarter of 2003.

No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving the same function as the compensation committee) of any other entity, while an executive officer of that other entity served as a member of the Company's Compensation Committee.

Comparative Stock Performance

The comparative stock performance graph shown below compares cumulative stockholder return on the Company's Common Stock from December 31, 1997 through December 31, 2002 with the cumulative total return of the Nasdaq Composite Index and an SIC Code Index. This graph assumes the investment of $100 on December 31, 1997 in the Company's Common Stock, the Nasdaq Market Index and the SIC Code Index and assumes dividends are reinvested). The SIC Code Index reflects the stock performance of 94 publicly traded companies which comprise the SIC Code Index 2836 (biological products).



	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Hybridon Inc.	$100.00	$ 54.17	$ 33.87	$ 14.07	$ 48.33	$ 23.33
Nasdaq Market Index	100.00	141.04	248.76	156.35	124.64	86.78
SIC Code Index	100.00	157.00	350.38	406.79	360.53	235.62

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on its review of copies of reports filed by individuals and entities required to make filings ("Reporting Persons") pursuant to Section 16(a) of the Exchange Act or written representations from certain Reporting Persons, the Company believes that during 2002 all filings required to be made by its Reporting Persons were timely made in accordance with the Exchange Act except that each of the following Reporting Persons failed to timely file a Form in connection with transactions effected during 2002 and prior years on the number of occasions set forth in parentheses after each Reporting Person's name: Youssef El-Zein (one Form 5 covering ten transactions), Nasser Menhall (one Form 5 covering ten transactions), Stephen R. Seiler (one Form 4 covering one transaction), Dr. Paul C. Zamecnik (one Form 5 covering one transaction), Founders Financial Group, L.P. (two Form 4s covering two transactions and one Form 5 covering one transaction), Michael A. Boyd (two Form 4s covering two transactions and one Form 5 covering one transaction), Arthur W. Berry (one Form 5 covering four transactions), General Motors Employees Domestic Group Trust (one Form 4 covering one transaction), Camille A. Chebeir (one Form 5 covering two transactions), Georges Anthony Marcel (one Form 4 covering one transaction) and William S. Reardon (one Form 4 covering one transaction).

PROPOSAL 2 — AMENDMENTS TO THE 1995 DIRECTOR STOCK OPTION PLAN

During the second half of 2002, the Board of Directors reviewed the compensation the Company pays to its non-employee directors. The Board compared the Company's Board compensation to compensation paid to non-employee directors of comparable public companies in similar businesses. Based on this review in March

2003, the Board of Directors voted to amend the 1995 Director Stock Option Plan, subject to stockholder approval, to:

- increase the number of shares of Common Stock authorized for issuance under the 1995 Director Stock Option Plan from 400,000 shares to 800,000 shares;

- provide that each non-employee director will receive a grant of an option to purchase 3,750 shares of Common Stock on the first day of each calendar quarter instead of an option to purchase 5,000 shares of Common Stock on May 1 of each year as is currently provided; and

- increase the number of shares covered by the stock option granted to a non-employee director upon his or her initial election to the Board from 5,000 shares of Common Stock, as is currently provided, to 25,000 shares of Common Stock.

The Board of Directors believes that in order to retain and attract talented and experienced directors it needs to modify its equity compensation program for non-employee directors in the manner contemplated by the amendments. Of the 400,000 shares of Common Stock currently authorized for issuance, as of December 31, 2002, 232,000 shares remained available for grant under the 1995 Director Stock Option Plan. The Board believes that the authorization to issue additional options to purchase shares of Common Stock under the 1995 Director Stock Option Plan is needed to provide the options necessary for issuance in connection with the new schedule of benefits for the non-employee directors.

If the amendment to the 1995 Director Stock Option Plan is approved, the non-employee directors will each receive options to purchase 11,250 shares of the Company's Common Stock under the 1995 Director Stock Option Plan during the remainder of 2003.

The Board of Directors believes that approval of the amendments to the 1995 Director Stock Option Plan are in the best interests of the Company and the stockholders and therefore recommends that stockholders vote for the approval of the amendments.

The 1995 Director Stock Option Plan

The description below summarizes the material provisions of the 1995 Director Stock Option Plan as currently in effect.

Administration. The Board of Directors administers the 1995 Director Stock Option Plan and is authorized to make rules for the administration and interpretation of the plan.

Eligibility. Directors of the Company who are not full-time employees of the Company or any subsidiary of the Company, are eligible to receive options under the plan.

Grants. The 1995 Director Stock Option Plan provides for an award to each non-employee director of an option to purchase 5,000 shares of Common Stock upon his or her initial election to the Board of Directors and annual awards to non-employee directors of an option to purchase 5,000 shares of Common Stock on May 1 of each year. The exercise price of options granted under the 1995 Director Stock Option Plan equals the last reported sale price of the Common Stock on the date of grant.

Vesting. Each option granted under the 1995 Director Stock Option Plan will become exercisable on the first anniversary of the option grant date.

Change of Control. Each option granted under the 1995 Director Stock Option Plan will become exercisable in full in the event a change of control of the Company occurs.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the 1995 Director Stock Option Plan. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Grant of Nonstatutory Stock Option.   A director will not have income upon the grant of a nonstatutory stock option under the 1995 Director Stock Option Plan.

Exercise of Nonstatutory Stock Option.   A director will have compensation income upon the exercise of a nonstatutory stock option granted under the 1995 Director Stock Option Plan equal to:

- the value of the stock on the day the director exercised the option,

- less the exercise price.

Sale of Stock.   Upon the sale of the stock, the director will have capital gain or loss equal to the difference between:

- the sales proceeds, and

- the value of the stock on the day the nonstatutory stock option was exercised.

This capital gain or loss will be long-term if the director has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company.   There will be no tax consequences to the Company except that the Company will be entitled to a deduction when a director has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Internal Revenue Code.

PROPOSAL 3 — INCREASE IN THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE 1995 EMPLOYEE STOCK PURCHASE PLAN

In March 2003, the Board of Directors of the Company voted to amend the 1995 Employee Stock Purchase Plan to increase the number of shares of Common Stock available for issuance from 100,000 shares to 500,000 shares, subject to stockholder approval. The 1995 Employee Stock Purchase Plan allows employees to purchase shares of common stock at a discount from market price, four times per year, through payroll deductions.

The 1995 Employee Stock Purchase Plan provides an important employee benefit which helps Hybridon attract and retain employees and encourage their participation in and commitment to Hybridon's business and financial success. As of March 31, 2003, only 40,713 shares remained available for issuance out of the 100,000 shares previously authorized by stockholders for issuance under the 1995 Employee Stock Purchase Plan. Approval of this increase in shares authorized for issuance under the plan is needed to allow Hybridon to continue to offer to its employees the opportunity to purchase shares of Hybridon's common stock under the plan.

The 1995 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. If the plan is qualified under Section 423, the employees who participate in the plan may enjoy certain tax advantages, as described below. Stockholder approval of the amendment is required for the plan to be qualified under Section 423.

The Board of Directors believes that approval of the amendment to the 1995 Employee Stock Purchase Plan is in the best interests of the Company and the stockholders and therefore recommends that stockholders vote for the approval of the amendment.

The 1995 Employee Stock Purchase Plan

The description below summarizes the material provisions of the 1995 Employee Stock Purchase Plan.

Administration.   Under the 1995 Employee Stock Purchase Plan the Board of Directors or a committee of the Board of Directors appointed by the Board of Directors administers the 1995 Employee Stock Purchase Plan and is authorized to make rules for the administration and interpretation of the plan. The Board of Directors has delegated this authority to the Compensation Committee.

Eligibility.   All employees of Hybridon and of any Hybridon subsidiary designated by the Board or the Compensation Committee are eligible to participate in the 1995 Employee Stock Purchase Plan if they are regularly employed by Hybridon or the designated subsidiary for more than twenty hours a week and for more than five months in a calendar year, they have been employed by Hybridon or a designated subsidiary for a least three months prior to enrolling in the plan and they are employees of Hybridon or a designated subsidiary on the first day of the applicable plan offering period. Any employee who, immediately after the grant of an option under the plan, would own 5% or more of the total combined voting power or value of Hybridon's or any Hybridon subsidiary's stock, is not eligible to participate. As of March 31, 2003, approximately 25 employees were eligible to participate in the 1995 Employee Stock Purchase Plan.

Offerings.   Hybridon may make one or more offerings to employees to purchase the Company's common stock under the 1995 Employee Stock Purchase Plan, as determined by the Board of Directors. Currently, Hybridon makes four consecutive offerings each year. The Compensation Committee has determined that offerings will begin on the first trading day on or after September 1, December 1, March 1 and June 1 of each year, and that each such offering period will end on the last trading day of November, February, May and August. Hybridon's Board or the committee appointed by the Board may, at its discretion, change the duration of offering periods and the commencement date of offering periods.

Purchase Limitations.   An employee may elect to have any multiple of 1% of the employee's base salary up to a maximum of 10% deducted for the purpose of purchasing stock under the 1995 Employee Stock Purchase Plan. An employee may not be granted an option which permits his rights to purchase the Company's stock under this plan and any other stock purchase plan of Hybridon or its subsidiaries to accrue at a rate which exceeds $25,000 (determined based on the fair market value of the stock at the time the option is granted) for each calendar year in which the option is outstanding at any time.

Purchase Price.   A participating employee may purchase the stock at 85% of the last reported sale price of Hybridon's common stock on either the day the offering begins or ends, whichever is lower.

Amendment and Termination.   The Board or Directors may at any time amend the plan in any respect, except that (a) if the approval of Hybridon's stockholders is required under Section 423 of the Internal Revenue Code or any other applicable law, regulation or stock exchange rule, the amendment will not be effected without their approval, and (b) in no event may any amendment be made which would cause the plan to fail to comply with Section 423 of the Internal Revenue Code.

Merger or Consolidation.   In the event that Hybridon merges or consolidates with another company and Hybridon's capital stockholders immediately prior to such merger or consolidation continue to hold at least 80% of the voting power of the capital stock of the surviving corporation, at the end of the then current plan period each optionholder under the 1995 Employee Stock Purchase Plan will be entitled to receive securities or property of the surviving entity as if they were a common stockholder at the time of such transaction. In the event that such a merger or consolidation occurs and the holders of the Company's capital stock hold less than 80% of the surviving corporation, the Board of Directors may elect to cancel all outstanding options under the 1995 Employee Stock Purchase Plan and either: (a) refund all contributed payments made by the holders or (b) provide the holders with the right to exercise such option as of a date no less than ten days prior to such event. If the Board of Directors does not elect to cancel the options, after the effective date of such transaction each optionholder shall be entitled to receive securities of the surviving entity as if they were a common stockholders at the time of the transaction.

Plan Benefits.   Directors who are not employees are not eligible to participate in the 1995 Employee Stock Purchase Plan. None of the Company's current executive officers have purchased any shares of Common Stock under the 1995 Employee Stock Purchase Plan. All employees as a group other than the Company's current executive officers have purchased a total of 41,455 shares of Common Stock under the 1995 Employee Stock Purchase Plan.

The benefits and amounts that may be received in the future by persons eligible to participate in the 1995 Employee Stock Purchase Plan are not currently determinable.

Federal Income Tax Consequences

This is a summary of the United States federal income tax consequences that generally apply when an employee purchases shares under the 1995 Employee Stock Purchase Plan and sells those shares. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Tax Consequences to Participating Employees. In general, an employee will not recognize taxable income upon enrolling in the 1995 Employee Stock Purchase Plan or upon purchasing shares of common stock at the end of an offering.

The tax treatment when the employee sells the shares depends on how long the employee has held the shares, as follows. In this table, the grant date means the first day of the offering period in which the shares were purchased.

Date Sold	Sale Price	Employee will recognize
More than 1 year after the purchase date and more than 2 years after the grant date	Higher than the purchase price	Ordinary income equal to: • 15% of the fair market value of the stock on the grant date, or, if less, • the amount the sale price of the shares exceeds the purchase price; and any additional gain will be long-term capital gain
More than 1 year after the purchase date and more than 2 years after grant date	Lower than the purchase price	Long term capital loss equal to the amount that the purchase price exceeds the sale price
Within 1 year after the purchase date or within 2 years after the grant date	Higher than the purchase price	• Ordinary compensation income equal to the excess of the fair market value of the stock on the purchase date over the purchase price; and • capital gain equal to the amount the sale price exceeds that fair market value on the purchase date or capital loss equal to the amount that fair market value on the purchase date exceeds the sale price. It will be long-term capital gain or loss if the employee held the stock for more than one year and short-term capital gain or loss if held for a shorter period.

Date Sold	Sale Price	Employee will recognize
Within 1 year after the purchase date or within 2 years after the grant date	Lower than the purchase price	• Ordinary compensation income equal to the excess of the fair market value of the stock on the purchase date over the purchase price; and • a capital loss equal to the amount that fair market value on the purchase date exceeds the sale price. It will be long-term capital loss if the employee held the stock for more than one year and short-term capital loss if held for a shorter period.

Tax Consequences to the Company. There will be no tax consequences to the Company except that the Company will be entitled to a deduction when an employee has ordinary compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2002 about the Company's common stock that may be issued upon exercise of options, warrants and rights under all of the Company's equity compensation plans as of December 31, 2002.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders(1)	8,094,005	$0.72	4,596,189
Equity compensation plans not approved by stockholders(2)	7,010,626	$0.87	0
Total	15,104,631	$0.79	4,596,189

(1) Includes our:

- 1990 Stock Option Plan
- 1995 Stock Option Plan
- 1995 Employee Stock Purchase Plan
- 1995 Director Stock Option Plan
- 1997 Stock Incentive Plan

(2) Includes

- Nonqualified Stock Option Agreements issued to Stephen R. Seiler, effective as of July 25, 2001;
- Nonqualified Stock Option Agreements issued to Dr. Sudhir Agrawal, effective as of April 2, 2001 and July 25, 2001; and
- Warrants issued to consultants.

Non-Statutory Stock Option Agreements with Mr. Seiler

In 2001, the Company granted to Mr. Seiler non-statutory options outside of any equity compensation plan approved by the Company's stockholders, pursuant to the terms of two Non-Statutory Stock Option Agreements, as follows:

- A Non-Statutory Stock Option Agreement providing for the purchase of 3,150,000 shares of Common Stock at an exercise price of $0.84 per share. The option under this agreement vests in 20 equal quarterly installments commencing on December 1, 2001; and

- A Non-Statutory Stock Option Agreement providing for the purchase of 490,000 shares of Common Stock at an exercise price of $0.71 per share. The option under this agreement vests in four equal quarterly installments commencing on December 1, 2001.

If Mr. Seiler's employment is terminated by the Company without cause or by Mr. Seiler for good reason, each of Mr. Seiler's options will vest as of the date of termination to the extent such options would have vested during the following 36 months (or portion thereof) remaining in the employment period. All options granted to Mr. Seiler will become fully exercisable upon a change of control of Hybridon.

Non-Statutory Stock Option Agreements with Dr. Agrawal

In 2001, the Company granted to Dr. Agrawal non-statutory options outside of any equity compensation plan approved by the Company's stockholders, pursuant to the terms of four Non-Statutory Stock Option Agreements, as follows:

- A Non-Statutory Stock Option Agreement providing for the purchase of 1,260,000 shares of Common Stock at an exercise price of $0.825 per share. The option under this agreement vests in eight quarterly installments commencing on March 28, 2004;

- A Non-Statutory Stock Option Agreement providing for the purchase of 550,000 shares of Common Stock at an exercise price of $0.825 per share. The option under this agreement is fully vested;

- A Non-Statutory Stock Option Agreement providing for the purchase of 287,293 shares of Common Stock at an exercise price of $1.063 per share. The option under this agreement is fully vested; and

- A Non-Statutory Stock Option Agreement providing for the purchase of 500,000 shares of Common Stock at an exercise price of $0.825 per share. The option under this agreement vests in its entirety on September 1, 2006.

If Dr. Agrawal's employment is terminated by the Company without cause or by Dr. Agrawal for good reason, each of Dr. Agrawal's options will vest as of the date of termination to the extent such options would have vested during the following 36 months (or portion thereof) remaining in the employment period. All options granted to Dr. Agrawal will become fully exercisable upon a change of control of Hybridon.

Warrants Issued to Consultants

In 2002, 2001 and 1998, the Company issued warrants to purchase shares of Common Stock to consultants outside of any equity compensation plan approved by the Company's stockholders, as follows.

- In 2002, the Company issued warrants for the purchase of 100,000 shares of Common Stock at an exercise price of $1.65 per share. These warrants expire in January 2007;

- In 2001, the Company issued warrants for the purchase of 500,000 shares of Common Stock at an exercise price of $0.50 per share. These warrants expire in March 2006; and

- In 1998, the Company issued warrants for the purchase of 173,333 shares of Common Stock at an exercise price of $3.00 per share. These warrants expire in November 2003.

ACCOUNTING MATTERS

Report of the Audit Committee

For the fiscal year ended December 31, 2002 the Audit Committee of the Company's Board of Directors was composed of three non-employee members and acted under a written charter approved by the Board in June 2000. All members of the Audit Committee are independent directors pursuant to Rule 4200(a)(15) of the NASD's listing standards. A copy of the Audit Committee Charter was attached to the Company's proxy statement for the 2001 Annual Meeting of Stockholders and is available on the Securities and Exchange Commission's website at www.sec.gov.

The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended December 31, 2002 and discussed these financial statements with the Company's management. Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with audit standards generally accepted in the United States of America and for issuing a report on those financial statements. As appropriate, the Audit Committee reviews and evaluates, and discusses with the Company's management, internal accounting, financial and auditing personnel and the independent auditors, the following:

- the plan for, and the independent auditors' report on, each audit of the Company's financial statements;

- the Company's financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to shareholders;

- management's selection, application and disclosure of significant accounting policies;

- changes in the Company's accounting practices, principles, controls or methodologies;

- significant developments or changes in accounting rules applicable to the Company; and

- the adequacy of the Company's internal controls and accounting, financial and auditing personnel.

Management represented to the Audit Committee that the Company's financial statements had been prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees) with the Company's independent auditors. SAS 61 requires the Company's independent auditors to discuss with the Company's Audit Committee, among other things, the following:

- methods to account for significant unusual transactions;

- the initial selection of and changes in significant accounting policies;

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates;

- adjustments arising from the audit that, in the auditors' judgment, have a significant effect on the entity's financial reporting; and

- disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

The Company's independent auditors also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires auditors to disclose annually in writing all relationships that in the auditors' professional opinion may reasonably be thought to bear on independence confirm their perceived independence and engage in a discussion of their independence. The Audit Committee discussed with the independent auditors the matters disclosed in this letter and their independence from the Company. The Audit Committee also considered whether the independent auditors' provision of the other, non-audit related services to the Company, which are referred to in "Independent Auditors Fees and Other Matters" below, is compatible with maintaining such auditors' independence.

Based on its discussions with management and the independent auditors, its review of the representations and information provided by management, and the report of the Company's independent auditors, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002


AUDIT COMMITTEE

William S. Reardon, *Chairman*
C. Keith Hartley
James B. Wyngaarden


Independent Auditors

On March 13, 2003 the Board of Directors, upon the recommendation of the Audit Committee, selected Ernst & Young LLP, which had served as the Company's independent auditors for the year ended December 31, 2002, to serve as the Company's independent auditors for the year ending December 31, 2003.

Representatives of Ernst & Young will be present at the meeting to answer appropriate questions. They will have the opportunity to make a statement if they desire to do so.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On April 25, 2002, the Board of Directors, upon the recommendation of the Audit Committee, dismissed Arthur Andersen LLP, which had served as the Company's independent auditors in 2001, and engaged Ernst & Young as the Company's new principal independent public accountants as of April 25, 2002.

Neither Ernst & Young's report on the Company's financial statements for the year ended December 31, 2002 nor Arthur Andersen's report on the Company's financial statements for the year ended December 31, 2001 contained an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During 2001, there were no disagreements (as defined under Item 304(a)(1)(iv) of Regulation S-K) between the Company and Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on the Company's financial statements for such years, except as described below.

During the fiscal year ended December 31, 2001, the Company had a disagreement with Arthur Andersen with respect to revenue recognition and the application of Staff Accounting Bulletin 101 (SAB 101) to the revenues that the Company received under the licensing agreement with Isis Pharmaceuticals, Inc. SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The four criteria to be met before revenue can be recognized include:

- persuasive evidence of an arrangement exists;
- delivery has occurred, services have been rendered and obligations have been satisfied;
- the fee is fixed or determinable; and
- collectibility is reasonably assured.

Determination of the last three criteria are based on management's judgments regarding the fixed nature of the fee charged for services rendered or products delivered and the collectibility of these fees. Should changes in conditions cause management to determine these criteria are not met for any future transactions, revenues recognized for any reporting period could be adversely affected. Arthur Andersen concluded that the Company should recognize revenue under the Isis agreement ratably over the 10-year term of the agreement. In Arthur Andersen's opinion, the combination of significant rights retained by the Company and the Company's ongoing obligation to make two representatives available to attend semi-annual telephonic meetings of a collaboration committee warranted deferring recognition of the revenue.

The Company's position was that all the revenue received under the Isis agreement should be recognized when it is received because the amounts received are not refundable under any circumstances and because the Company did not believe that it would be required to expend any significant future resources to comply with the Isis agreement. The Company did not believe that its ongoing obligation to make two representatives available to attend semi-annual telephonic meetings of a collaboration committee was material.

Both the Company's Audit Committee and the Company's Board of Directors discussed the issue with Arthur Andersen, and the Company agreed to recognize revenue under the Isis agreement in accordance with Arthur Andersen's conclusions. The Company authorized Arthur Andersen to respond fully to any inquiries of Ernst & Young concerning the subject matter of the disagreement.

There were no reportable events (as defined under Item 304 (a)(1)(v) of Regulation S-K) during the fiscal year ended December 31, 2001 or during the subsequent interim period preceding the dismissal of Arthur Andersen on April, 25 2002.

In 2002, the Company requested Arthur Andersen to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agreed with the above statements as contained in a Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2002. In a letter dated April 30, 2002, Arthur Andersen stated that it was in agreement with the statements contained in the 8-K other than the statements relating to Ernst and Young LLP. A copy of that letter is filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2002.

During the year ended December 31, 2001 and the subsequent interim period prior to engaging Ernst & Young, neither the Company nor anyone on its behalf consulted with Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company by Ernst & Young that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Independent Auditors Fees and Other Matters

Audit Fees

Ernst & Young LLP fees for audit services totaled $266,707 for 2002, including fees associated with the 2002 annual audit and reviews of the Company's quarterly reports on Form 10-Q. No amounts were billed by Ernst & Young LLP for 2001.

Arthur Andersen LLP, the Company's former principal accountant, fees for audit services totaled $168,650 for 2001, including fees associated with the 2001 annual audit and reviews of the Company's quarterly reports on Form 10-Q. No amounts were billed by Arthur Andersen LLP for 2002.

Audit-Related Fees

Ernst & Young LLP fees for audit-related services totaled approximately $14,354 for 2002. Audit-related services principally include employee benefit plan audits. No amounts were billed by Ernst & Young LLP for 2001.

Arthur Andersen LLP, the Company's former principal accountant, did not bill the Company for any audit-related services in 2001 or 2002.

Tax Fees

Ernst & Young LLP fees for tax services, including tax compliance, tax advice and tax planning totaled $45,850 for 2002. No amounts were billed by Ernst & Young LLP for 2001.

Arthur Andersen LLP fees for tax services, including tax compliance, tax advice and tax planning totaled $124,650 for 2001. No amounts were billed by Arthur Andersen LLP for 2002.

All Other Fees

Ernst & Young LLP did not have any fees from any other services for 2001 or 2002.

Arthur Andersen LLP fees for other services totaled $24,800 for 2001. Other services rendered to the Company by Arthur Andersen LLP were for an executive compensation study performed in 2001. No amounts were billed by Arthur Andersen LLP for 2002.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting other than that described above. However, if any other business should come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote, or otherwise act, in accordance with their best judgment on such matters.

The Company will bear the costs of soliciting proxies. In addition to solicitations by mail, the Company's directors, officers and regular employees may, without additional remuneration, solicit proxies by telephone, facsimile, internet and personal interviews. Hybridon reserves the right to retain other outside agencies for the purpose of soliciting proxies. The Company will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy material to those persons for whom they hold shares and request instructions for voting the proxies. The Company will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and Annual Report may have been sent to multiple stockholders in one household. Upon request, the Company will promptly deliver separate copies of this Proxy Statement and Annual Report. To make such a request, please call (617) 679-5500 or write to Investor Relations, 345 Vassar Street, Cambridge, Massachusetts 02139. To receive separate copies of the Annual Report and Proxy Statement in the future, or to receive only one copy for the household, please contact your bank, broker, or other nominee record holder, or contact the Company at the above address and phone number.

Submission of Future Stockholder Proposals for 2004 Annual Meeting

Under SEC rules, a stockholder who intends to present a proposal, including nomination of a director, at the Company's 2004 Annual Meeting of Stockholders and who wishes the proposal to be included in the proxy statement for that meeting must submit the proposal in writing to Investor Relations, 345 Vassar Street, Cambridge, Massachusetts 02139, prior to January 19, 2004. SEC rules set standards for the types of stockholder proposals and the information that must be provided by the stockholder making the request.

If a stockholder of the Company wishes to present a proposal before the 2004 Annual Meeting but has not complied with the requirements for inclusion of such proposal in the Company's proxy statement under SEC rules, such stockholder must give written notice of such proposal to the Secretary of the Company at the principal offices of the Company not less than 60 days nor more than 90 days prior to the 2004 Annual Meeting. Notwithstanding the foregoing, if the Company provides less than 70 days notice or prior public disclosure of the date of the meeting to the stockholders, notice by the stockholders must be received by the Secretary no later than the close of business on the tenth day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. If a stockholder who wished to present a proposal fails to notify the Company by this date, the proxies that management solicits for that meeting will have discretionary authority to vote on the stockholder's proposal if it is otherwise properly brought before that meeting. If a stockholder makes timely notification, the proxies may still exercise discretionary authority to vote on stockholder proposals under circumstances consistent with the SEC's rules.

THE BOARD OF DIRECTORS ENCOURAGES ALL STOCKHOLDERS TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING AND YOUR COOPERATION IS APPRECIATED. STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES AFTER PROVIDING WRITTEN NOTICE AT THE ANNUAL MEETING OF REVOCATION OF THE PROXY.

By Order of the Board of Directors,

/s/   ROBERT G. ANDERSEN
ROBERT G. ANDERSEN, *Secretary*

April 30, 2003